

December 17, 2014

Via E-mail
David Z. Lichterman
Treasurer and Chief Accounting Officer
Inland Real Estate Income Trust, Inc.
2901 Butterfield Road
Oak Brook, Illinois 60523

      Re: **Inland Real Estate Income Trust, Inc.**
             Form 10-K for the year ended December 31, 2013
             Filed on March 17, 2014
             File No. 000-55146

Dear Mr. Lichterman:

      We have reviewed your response letter dated December 5, 2014 have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2013

General

1) We note your response to our prior comment 1. Please tell us how the company determined the projected offering proceeds for the next twelve months for each property acquired including a description of the assumptions management made at each acquisition date. Additionally, provide an explanation for significant variances of projected proceeds between acquisition dates. For example, we note projected proceeds decreased significantly between February 27, 2014 and April 8, 2014 and increased significantly between July 11, 2014 and August 4, 2014. Lastly, please provide to us a look-back analysis which compares projected proceeds to actual amounts for the same period and explanations for significant variations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief